SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NYSE
Sub Filer Id	0000720005
Sub Filer Ccc	sjm2a$jw
Item Ids	7.01
Reporting Period	06-22-2006
Global Enclosed File Count	4
Internet Address	doug.krueger@raymondjames.com
	nancy.rice@raymondjames.com

Documents

8-K	**operatingdata.htm**
	RJF May 2006 8-k
EX-99.1	**rjfpressrelease.htm**
	RJF May 2006 Operating Data
GRAPHIC	**logo.jpg**
	RJF Logo
8-K	**submissionpdf.pdf**
	RJF 8-k PDF

Module and Segment References

```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>7.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>06-22-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>4</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>operatingdata.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>RJF May 2006 8-k</value>
    </field>
    <data sid="data1">
      <filename>operatingdata.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>rjfpressrelease.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>RJF May 2006 Operating Data</value>
    </field>
    <data sid="data2">
      <filename>rjfpressrelease.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>logo.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>RJF Logo</value>
    </field>
    <data sid="data3">
      <filename>logo.jpg</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_4">
      <value>submissionpdf.pdf</value>
    </field>
```

```
        <combobox sid="SubDocument_conformedDocumentType_4">
          <value>8-K</value>
        </combobox>
        <field sid="SubDocument_description_4">
          <value>RJF 8-k PDF</value>
        </field>
        <data sid="data4">
          <filename>submissionpdf.pdf</filename>
          <mimedata>
          </mimedata>
        </data>
      </page>
      <page sid="PAGE3">
        <field sid="SubInternet_internetAddress_">
          <value>doug.krueger@raymondjames.com</value>
        </field>
        <field sid="SubInternet_internetAddress_1">
          <value>nancy.rice@raymondjames.com</value>
        </field>
        <check sid="SubFlag_overrideInternetFlag_">
          <value>off</value>
        </check>
      </page>
      <page sid="PAGE4">
      </page>
      <page sid="PAGE6">
      </page>
      <page sid="PAGE7">
      </page>
  </XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section l3 and l5(d) of the
Securities Exchange Act of l934

June 22, 2006
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	59-1517485
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On June 22, 2006, Raymond James Financial, Inc. issued a press release disclosing operating data for May 2006. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: June 22, 2006

By: /s/ Thomas A. James

Thomas A. James
Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

Exhibit 99.1



Release No. 0606-07   FOR IMMEDIATE RELEASE
June 22, 2006

RAYMOND JAMES FINANCIAL, INC.
REPORTS MAY 2006 OPERATING DATA

     ST. PETERSBURG, Fla. - In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

     "The choppy, downward-trending equity markets during most of May led to a decline for the month in total client assets and assets under discretionary management," explained Chief Financial Officer Jeffrey P. Julien. "However, our operating statistics continue to reflect strong improvement over the prior year."

     Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 4,800 financial advisors serving 1.2 million accounts in 2,200 locations throughout the United States, Canada and overseas. Total client assets are approximately $168 billion. Approximately $31.5 billion are managed by the firm's asset management subsidiaries.

     To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James'

- more -

control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2005 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

	May 2006 (22 business days)	April 2006 (19 business days)	May 2005 (21 business days)
Securities commissions/fees [1]	$ 138.6 mil.	$ 137.0 mil.	$ 102.5 mil.
Assets under management [2]	$ 31.5 bil.	$ 31.7 bil.	$ 25.9 bil.
# of managed/co-managed underwritings [3]	10	15	7
Total customer assets under administration	$ 168.3 bil.	$ 170.0 bil.	$ 140.4 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional, except for certain emerging markets joint ventures.

(2) This is the primary revenue driver for the asset management segment. Just under half of the assets under management are subject to billing quarterly in advance, with the balance billed based either on average daily assets or end-of-quarter balances.

(3) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions and transaction fees.

- 30 -

For more information, please contact Tracey Bustamante at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media